

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2020

<u>Via E-mail</u>

Steven A. Rosenblum, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Additional Definitive Soliciting Materials**
> **Filed November 9, 2020**
> **File No. 001-25225**

Dear Mr. Rosenblum:

We have reviewed your filing and have the following comment.

1.   Please refer to the press release included in this filing. We note your description of ISS's conclusion with respect to the election of your nominees, including Mr. Johnson. We also note your recommendation and support for Mr. Johnson's election, which includes a reference to his efforts and success as chairman of the Nominating and Corporate Governance Committee of the board. Revise your press release to describe ISS's position with respect to Mr. Johnson's election, namely that ISS recommends the withholding of votes for Mr. Johnson in connection with ISS's view that the board has an "apparent lack of restaurant brand management experience."

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions